Exhibit 21.1

Subsidiaries of Sprinklr, Inc.

Name	Jurisdiction
Sprinklr UK Ltd	United Kingdom
Sprinklr Germany GmbH	Germany
Sprinklr France Sarl	France
Sprinklr Switzerland GmbH	Switzerland
Sprinklr Singapore Pte Ltd	Singapore
Sprinklr India Private Limited	India
Sprinklr Middle East	Dubai